Exhibit 99.1

Aquantia Announces First Quarter 2019 Results

San Jose, Calif. – May 6, 2019 – Aquantia Corp., (NYSE: AQ), a leader in high-speed, Multi-Gigabit Ethernet connectivity solutions, today announced financial results for its first quarter ended March 31, 2019.

First quarter 2019 Summary:

•	Revenue for the three months ended March 31, 2019 of $17.0 million, a decrease of 42 percent sequentially and 40 percent year-over-year;

•	Gross margin of 53 percent for the three months ended March 31, 2019, compared to 57 percent for the three months ended December 31, 2018;

•	Operating loss of $13.2 million for the three months ended March 31, 2019, and non-GAAP operating loss of $10.8 million for the same period; and

•	Net loss per diluted share of $0.37 for the three months ended March 31, 2019, and non-GAAP net loss per diluted share of $0.31 for the same period.

First Quarter 2019 Results

Total revenue for the first quarter 2019 was $17.0 million, a decrease of 42 percent compared to $29.1 million in the prior quarter, and a decrease of 40 percent compared to $28.4 million in the first quarter 2018.

Gross profit for the first quarter 2019 was $9.0 million, or 53 percent of revenue, compared to $15.7 million, or 54 percent of revenue, in the prior quarter, and $16.1 million, or 57 percent of revenue, in the first quarter 2018. Operating expenses in the first quarter 2019 were $22.2 million, compared to $21.1 million in the prior quarter and $17.9 million in the first quarter 2018.

Loss from operations for the first quarter 2019 was $13.2 million, or 78 percent of revenue, compared to $5.3 million, or 18 percent of revenue, in the prior quarter, and $1.7 million, or 6 percent of revenue, in the first quarter 2018. Non-GAAP loss from operations for the first quarter 2019 was $11.0 million, or 64 percent of revenue, compared to $3.1 million, 11 percent of revenue in the prior quarter and $0.8 million, 3 percent of revenue in the first quarter 2018.

First quarter 2019 net loss was $13.1 million, or a loss of $0.37 per diluted share, compared to fourth quarter 2018 net loss of $5.5 million, or a loss of $0.16 per diluted share, and first quarter 2018 net loss of $1.4 million, or $0.04 per diluted share.

Non-GAAP net loss for the first quarter 2019 was $10.8 million, or a loss of $0.31 per diluted share. This compares to non-GAAP net loss of $3.2 million, or a loss of $0.09 per diluted share for the fourth quarter 2018 and non-GAAP net loss of $0.4 million, or $0.01 per diluted share for the first quarter 2018.

“We experienced weaker demand in the first quarter than we had anticipated as we saw several customers push out purchase orders,” said Faraj Aalaei, Chairman and CEO. “Our technical leadership remains strong and we are encouraged by our customers’ forecast as we see the deployment of 802.11ax in the Enterprise and our 10G PON design wins with Asian service providers driving our revenue growth throughout the year.”

Balance Sheet

Cash, cash equivalents and short-term investments totaled $62.4 million at March 31, 2019, compared to $67.4 million at December 31, 2018. The decrease of $5.0 million was primarily for our operating activities.

Non-GAAP Financial Measures

In addition to GAAP reporting, the Company provides non-GAAP financial measures on loss from operations and net loss. These non-GAAP financial measures exclude the income statement effects of stock-based compensation expense, amortization of acquired intangibles resulting from business combination, change in fair value of convertible preferred stock warrant liability and collaboration and development expense. The Company believes that these non-GAAP financial measures help analyze the Company’s financial results, establish budgets and operational goals for managing its business and to evaluate performance. The Company also believe that the presentation of these non-GAAP financial measures provides an additional tool for investors to use in comparing Aquantia’s core business and results of operations over multiple periods with other companies in the industry, many of which present similar non-GAAP financial measures to investors. However, the non-GAAP financial measures presented may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. The non-GAAP financial measures presented should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, comparable financial measures calculated in accordance with GAAP.

About Aquantia

Aquantia is a leader in the design, development and marketing of advanced, high-speed communications ICs for Ethernet connectivity in the Data Center, Enterprise Infrastructure, Access and Automotive markets. Aquantia products are designed to cost-effectively deliver leading-edge data speeds for use in the latest generation of communications infrastructure to alleviate network bandwidth bottlenecks caused by the growth of global IP traffic and in emerging and demanding applications such as autonomous driving. Aquantia is headquartered in Silicon Valley. For more information, visit www.aquantia.com.

Forward-Looking Statements

Statements in the press release for the first quarter 2019 regarding the Company, which are not historical facts, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by terms such as “outlook,” “believe,” “expect,” “may,” “will,” “provide,” “continue,” “could,” and “should,” and the negative of these terms or other similar expressions. These statements include statements relating to the deployment of the Company’s products and design wins driving revenue growth throughout the year. These statements are subject to significant risks and uncertainties and actual results could differ materially from those projected. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this release. These risks and uncertainties include, without limitation, risks and uncertainties related to: the Company’s ability to achieve or sustain profitable operations due to its history of losses and accumulated deficit; the Company’s dependence on a limited number of customers for a substantial portion of revenue and lack of long-term purchase commitments therefrom; the Company’s ability to achieve design wins in competitive selection processes; the Company’s ability to develop new or enhanced products in a timely manner; the size and growth potential of the markets that the Company targets and the Company’s ability to compete therein; market demand for the Company’s products, including by customers of its direct customers; reliance on third parties to manufacture, assemble and test our products as well as their ability to achieve cost and yield improvements; lengthy and expensive qualification processes; product defects; the Company’s ability to obtain and maintain intellectual property protection for its technology; developments in regulation and industry standards in the United States and other jurisdictions; and other risks inherent to the fabless semiconductor business. For a discussion of these and other related risks, please refer to the Company’s recent SEC filings which are available on the SEC’s website at www.sec.gov. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this press release. Except as required by law, the Company undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in the Company’s expectations.

Public Relations Contact:

Diane Vanasse

408-242-0027

diane.vanasse@aquantia.com

Investor Relations Contact:

Deborah Stapleton

650-815-1239

deb@stapleton.com

AQUANTIA CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended
	March 31,
	2019	2018
Revenue	$17,022	$28,358
Cost of revenue	8,056	12,241

Gross profit	8,966	16,117

Gross Profit Margin	52.7%	56.8%
Operating expenses
Research and development	16,070	12,574
Sales and marketing	2,719	2,287
General and administrative	3,422	2,997

Total operating expenses	22,211	17,858

Loss from operations	(13,245)	(1,741)
Other income (expense)	368	248

Loss before income tax expenses	(12,877)	(1,493)
Provision for (benefit from) income taxes	190	(125)

Net loss	$(13,067)	$(1,368)

Net loss per share
Basic	$(0.37)	$(0.04)

Diluted	$(0.37)	$(0.04)

Weighted—average shares used in computing net income per share:
Basic	35,158	33,495

Diluted	35,158	33,495

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AQUANTIA CORP.

RECONCILIATION OF GAAP NET LOSS

TO NON-GAAP NET LOSS

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended
	March 31,
	2019	2018
GAAP net loss	$(13,067)	$(1,368)
Stock-based compensation expense:
Cost of revenue	66	25
Research and development	1,232	573
Sales and marketing	350	111
General and administrative	642	269

Total stock-based compensation expense	2,290	978
Amortization of acquired intangibles resulting from business combination	8	8

Non-GAAP net loss	$(10,769)	$(382)

GAAP basic earnings per share	$(0.37)	$(0.04)
Effect of non-GAAP adjustments on basic earnings per share	0.06	0.03

Non-GAAP basic earnings per share	$(0.31)	$(0.01)

GAAP diluted earnings per share	$(0.37)	$(0.04)
Effect of non-GAAP adjustments on diluted earnings per share	0.06	0.03

Non-GAAP diluted earnings per share	$(0.31)	$(0.01)

Weighted—average shares used in computing net income per share:
Basic	35,158	33,495

Diluted	35,158	33,495

GAAP loss from operations	$(13,050)	$(1,741)
Stock-based compensation expense	2,290	978
Amortization of acquired intangibles resulting from business combination	8	8

Non-GAAP loss from operations	$(10,752)	$(755)

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AQUANTIA CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31,	December 31,
	2019	2018
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$8,480	$6,684
Short-term investments	53,895	60,730
Accounts receivable, net	10,350	16,927
Inventories	17,015	14,474
Prepaid expenses and other current assets	1,801	2,018

Total current assets	91,541	100,833
Property and equipment, net	11,211	9,225
Operating lease assets, net	5,644	—
Intangible assets, net	3,546	3,748
Other assets	616	617

Total assets	$112,558	$114,423

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$6,349	$5,495
Accrued liabilities	15,750	13,907
Operating lease liabilities, short-term	839	—

Total current liabilities	22,938	19,402
Operating lease liabilities, long-term	6,251	—
Other long-term liabilities	413	1,799

Total liabilities	29,602	21,201

Stockholders’ equity:
Common stock	—	—
Additional paid-in capital	303,473	300,791
Accumulated comprehensive loss	(4)	(123)
Accumulated deficit	(220,513)	(207,446)

Total stockholders’ equity	82,956	93,222

Total liabilities and stockholders’ equity	$112,558	$114,423